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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 9, 2003

Norsk Hydro ASA
(Exact name of registrant as specified in its charter)

Bygdoy Alle 2, N-0240 Oslo, Norway
(Address of principal executive offices)

033-61360
(Commission File Number)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        Consent Offer Statement, dated December 3, 2003

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

        IMPORTANT: You must read the following disclaimer before continuing.    The following disclaimer applies to the attached Consent Offer Statement, whether received by e-mail, accessed from an internet page or otherwise received as a result of electronic communication and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached document. In accessing the attached Consent Offer Statement, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

        Confirmation of Your Representation:    You have been sent the attached Consent Offer Statement on the basis that you have confirmed to the Company and to the Consent Co-ordinator that (i) you are a holder or a beneficial owner of the £225,000,000 6.50% Notes Due 2021 or the €400,000,000 6.25% Notes due 2010 of Norsk Hydro ASA and (ii) you consent to delivery by electronic transmission.

        This Consent Offer Statement has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently neither the Company, the Trustee, the Consent Co-ordinator, the Proxy Agent nor any person who controls, or is a director, officer, employee or agent of any such persons, nor any affiliate of any such persons accepts any liability or responsibility whatsoever in respect of any difference between the Consent Offer Statement distributed to you in electronic format and the hard copy version available to you on request from the Proxy Agent.

        You are reminded that the attached Consent Offer Statement has been delivered to you on the basis that you are a person into whose possession this Consent Offer Statement may be lawfully delivered in accordance with the laws of jurisdiction in which you are located and you may not nor are you authorized to deliver this Consent Offer Statement to any other person.

        Restrictions:    Nothing on this electronic transmission constitutes an offer of securities for sale in any jurisdiction.

        If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorised independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if they wish to accept the Consent Offer as more fully described in this Consent Offer Statement. If you have recently sold or otherwise transferred your entire holding(s) of the Notes referred to below, you should immediately forward this document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

CONSENT OFFER STATEMENT

NORSK HYDRO ASA
Consent Offer relating to Trust Deed Amendments in respect of

£225,000,000 6.50% Notes due 2021
(the "Sterling Notes")
€400,000,000 6.25% Notes due 2010
(the "Euro Notes")

Consent Fees:
£1.00 per £1,000 principal amount of the Sterling Notes
€1.00 per €1,000 principal amount of the Euro Notes

Outstanding Principal Amount	Description of Securities	Common Code/ISIN Number	Trust Deed dated
£225,000,000	6.50% Notes due 2021	009401849/XS0094018495	22 January, 1999
€400,000,000	6.25% Notes due 2010	010332427/XS0103324272	as supplemented

        Subject to the terms and conditions set forth in this Consent Offer Statement and the accompanying Electronic Consent Instruction (the "Electronic Consent Instruction"), Norsk Hydro ASA (the "Company") hereby offers to pay, or procure to be paid, a Consent Fee (as defined below) to each Holder of the Sterling Notes and the Euro Notes (together, the "Notes") who properly furnishes valid consents in accordance with the terms of this Consent Offer ("Consents") in respect of the amendments to the Trust Deed in connection with the Agri Transaction further described herein and in Exhibit A hereto (the "Proposed Amendments").

        For the Proposed Amendments to be approved by way of an Extraordinary Resolution at the meeting, which is expected to be held on 30 December, 2003, (the "Meeting") votes must be cast in favour of the Extraordinary Resolution amounting to a majority consisting of not less than least three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on such poll at such Meeting at which the required quorum (see "Terms and Conditions of the Consent Offer"), is represented in person or by proxy (the "Requisite Consents"). A single meeting will be held pursuant to the Trust Deed for the Sterling Notes and the Euro Notes taken together. On a poll every person who is so present shall have one vote in respect of each £1 or such other amount as the Trustee may in its absolute discretion stipulate in principal amount of Notes so produced or represented by the voting certificate so produced or in respect of which he is a proxy or representative or in respect of which (being in definitive form) he is the holder. For the purposes of voting, Euros shall be converted into Sterling pursuant to paragraph 22(B) of the Fourth Schedule to the Trust Deed at the spot rate of a bank nominated by the Trustee on the seventh dealing day prior to the day of the Meeting or any adjourned Meeting, as the case may be. The effectiveness of the Supplemental Trust Deed giving effect to the Proposed Amendments is conditional upon (i) the Supplemental Trust Deed having been executed and (ii) the Shareholders' Meeting (as defined herein) having been held and the Resolutions (as defined herein) having been duly passed.

        The Company will pay consent fees (the "Consent Fees") of £1.00 for each £1,000 of Sterling Notes and €1.00 for each €1,000 of Euro Notes to Holders who have properly furnished valid Consents with respect to such series of Notes on or prior to the Expiration Date (as defined below), provided that (i) the Requisite Consents have been obtained by the Company at the Meeting (or any adjourned Meeting) and (ii) the Supplemental Trust Deed (as defined herein) has become effective (together, the "Acceptance Conditions"). If either of the Acceptance Conditions is not satisfied or waived by the Company, no Consent Fee will be paid.

        THE EXPIRATION DATE WILL BE 5:00 PM CENTRAL EUROPEAN TIME, ON 17 DECEMBER, 2003, UNLESS EXTENDED BY THE COMPANY (BUT NOT TO A TIME LATER THAN 5:00 PM, CENTRAL EUROPEAN TIME, ON 15 JANUARY, 2004, WITHOUT THE COMPANY GRANTING WITHDRAWAL RIGHTS FOR AT LEAST THREE BUSINESS DAYS (AS DEFINED HEREIN) AS PROVIDED IN "TERMS AND CONDITIONS OF THE CONSENT OFFER" BELOW (THE "LONGSTOP DATE") (SUCH DATE AND TIME (AS IT MAY BE EXTENDED BY THE COMPANY, FROM TIME TO TIME) SHALL BE REFERRED TO AS THE "EXPIRATION DATE"). REGARDLESS OF WHETHER THE REQUISITE CONSENTS FOR THE NOTES HAVE BEEN RECEIVED BY THE EXPIRATION DATE, THE COMPANY MAY, IN ITS SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR ANY OR ALL SUCH SERIES OF NOTES, FOR A SPECIFIED PERIOD OR ON A DAILY BASIS PRIOR TO THE SATISFACTION AND/OR WAIVER OF THE ACCEPTANCE CONDITIONS. NOTE THAT HOLDERS FURNISHING CONSENTS AFTER THE EXPIRATION DATE WILL NOT BE ENTITLED TO A CONSENT FEE.

        Attending the Meeting and voting in person or by proxy will not entitle any Holder who has not properly furnished a valid Consent to receive the Consent Fee. The provisions of this paragraph are without limitation to a Holder's right to attend and vote at the Meeting or appoint a proxy (other than the Proxy Agent) to do so.

        Under the terms of the Consent Offer, an acceptance by a Holder of the Consent Offer is irrevocable. Promptly following receipt of the Requisite Consents for the Notes, the Company and the Trustee will execute a Supplemental Trust Deed to give effect to the changes set forth in the Notice of the Meeting and the Extraordinary Resolution attached hereto as Exhibit A, but the Proposed Amendments will not become effective unless and until the Shareholders' Meeting is held and the Resolutions are duly passed. Once the Proposed Amendments become effective, each present and future holder of the Notes and any Coupons (as defined in the Trust Deed) will be bound by the Proposed Amendments, whether or not such holder delivered a Consent or otherwise voted in favour of the Proposed Amendments. For a description of the Proposed Amendments, see "The Proposed Amendments".

Citigroup
Consent Co-ordinator

Consent Offer Statement dated 3 December, 2003

        (This page intentionally blank)

IMPORTANT

        Holders are requested to read and carefully consider the information contained herein and to give their consent to the Proposed Amendments by properly completing, executing and delivering an Electronic Consent Instruction in accordance with the instructions set forth herein.

        Note that (i) the Company may, in its sole discretion, agree to extend the Expiration Date up to and including (but not beyond) the Longstop Date (unless the Company offers withdrawal rights as set forth herein) (ii) the Company may at any time make or procure the making of a new offer to the Holders (or any of them) on such terms as it may determine (iii) after the deadline for giving notice of any extension of the Expiration Date set out in "Terms and Conditions of the Consent Offer—5. Extension and Subsequent Offers" until the date of the Meeting (or any adjourned Meeting, as the case may be), the Company may in its discretion reopen the Consent Offer with the modification of any terms (including, without limitation, the conditions of the Consent Offer) (iv) the Company may, at any time waive any provision of the Consent Offer that would otherwise operate in its favour and (v) the Company may, at any time prior to the Acceptance Conditions being satisfied or waived: (a) amend any term of the Consent Offer; or (b) terminate or withdraw the Consent Offer (whether before or after submission of an Electronic Consent Instruction by any Holder). If the Company in its sole discretion considers any new offer or any amendment to the terms and conditions of the Consent Offer to be materially less favourable to Holders, the Company shall offer specific withdrawal rights for at least three Business Days (as defined herein) from the date of notice thereof by the Company. Withdrawal rights will be granted for a period of at least 3 Business Days with respect to any extension of the Expiration Date beyond the Longstop Date or any amendment of the Longstop Date which makes the Longstop Date later than 5:00 pm, Central European Time, on January 15, 2004. See "Terms and Conditions of the Consent Offer—5. Extension and Subsequent Offers" and "Terms and Conditions of the Consent Offer—6. Termination, Withdrawal and Amendment".

        Holders who wish to accept the Consent Offer must deliver their properly completed and executed Electronic Consent Instruction in accordance with the instructions set forth in "Terms and Conditions of the Consent Offer—4. How to Consent". Acceptances of the Consent Offer should not be delivered to the Company, the Trustee or the Consent Co-ordinator. Under no circumstances should any person tender or deliver Notes to the Company, the Trustee, the Proxy Agent or the Consent Co-ordinator at any time.

        Notwithstanding anything to the contrary contained herein or in any other document related to the Consent Solicitation, if the Shareholders' Meeting is not held or any of the resolutions to be proposed at the Shareholders' Meeting to approve the Agri Transaction (the "Resolutions") are not duly passed, the Proposed Amendments will not become effective and Company will not pay Consent Fees to any Holder.

        Terms used in this Consent Offer Statement that are not otherwise defined herein have the meanings set forth in the Trust Deed.

        Please handle this matter through your bank or broker. Questions concerning the terms of the Consent Offer should be directed to the Consent Co-ordinator at the address or telephone number set forth on the back cover page hereof. Requests for assistance in completing and delivering Electronic Consent Instructions or other related documents should be directed to the Proxy Agent at the address or telephone number set forth on the back cover page hereof.

AVAILABLE INFORMATION

        The Company files with, and furnishes to, the Securities and Exchange Commission (the "SEC") annual and current reports and other information. You may read and copy any document the Company files with, or furnishes to, the SEC at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Certain of the documents the Company has filed with or furnished to the SEC are also available to the public from the SEC's web site at www.sec.gov or from the Company's web site at www.hydro.com. However, the information on the Company's web site does not constitute a part of this Consent Offer Statement.

INCORPORATION BY REFERENCE

        The following documents have been filed with or furnished to the SEC by the Company (File No. 033-61360) and are hereby incorporated by reference in this Consent Offer Statement:

  •
  The Company's Annual Report of Foreign Private Issuer on Form 20-F for fiscal year ended 31 December, 2002, filed with the SEC on 17 March, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on 1 December, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on 28 November, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on 14 November, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on 20 October, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on 21 July, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on 28 April, 2003; and

  •
  The Company's Report on Form 6-K furnished to the SEC on 17 March, 2003;

        The Company also incorporates by reference future reports filed or furnished by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC prior to the expiration, termination or consummation of the Solicitation.

        The Company also releases certain information in the United Kingdom to the Regulatory Information Services and hereby incorporates by reference all information so released by the Company prior to the expiration, termination or consummation of the Solicitation. Information released by the Company to Regulatory Information Services is available at www.uk-wire.com.

        You may request a copy of these documents at no cost, by writing to the Company at:

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Attn: Investor Relations
+47 22 53 27 25

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Offer Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Offer Statement. Subject to the foregoing, all information appearing in this Consent Offer Statement is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

        No person has been authorized to give any information or make any representations other than those contained in this Consent Offer Statement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Proxy Agent, the Consent Co-ordinator or any other person. The Consent Offer is not being made to, and acceptances to the Consent Offer are not being solicited from, Holders in any jurisdiction in which it is unlawful to make such Consent Offer or acceptances. The statements made in this Consent Offer Statement are made as of the date hereof and delivery of this Consent Offer Statement and the accompanying materials at any time does not imply that the information herein or therein is correct as of any subsequent date.

        The information provided in this Consent Offer Statement is based upon information provided solely by the Company. Neither the Proxy Agent, the Trustee, nor the Consent Co-ordinator has independently verified or makes any representation or warranty, express or implied, or assumes any responsibility, as to the accuracy or adequacy of the information contained herein.

* * * *

        This Consent Offer Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the Agri Transaction, including financial and operating results and estimates, synergy and margin benefits and debt reduction that may be realized from the Agri Transaction and; (ii) other statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements are based upon the Company's management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond the Company's control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) satisfaction of the conditions specified in the documents related to the Agri Transaction, including, without limitation, the receipt of required governmental, shareholder and other third-party approvals of the Agri Transaction; (2) the realization of revenue and cost synergy benefits from the Agri Transaction; (3) operating costs and business disruption following the Agri Transaction, including adverse effects on relationships with employees; (4) changes in the stock market and interest rate environment that affect revenues; (5) competition. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference into this Consent Offer Statement. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Trust Deed.

The Company

        The Company was organized under Norwegian law as a public company in 1905 to utilize Norway's large hydroelectric energy resources for the industrial production of nitrogen fertilizers. Energy, in the form of hydroelectric power, natural gas and petroleum, has been the basis for the Company's growth and is the common link among its core business activities. The Company's operating segments consist of three core business areas: Oil and Energy, Aluminum and Agri. The business areas and their sub-segments, if any, are as follows:

Hydro Oil and Energy

        Hydro Oil and Energy consists of two sub-segments, Exploration and Production, and Energy and Oil Marketing. Exploration and Production's business activities encompass oil and gas exploration, field development, and the operation of production and transportation facilities. Energy and Oil Marketing's business activities encompass the Company's commercial operations in the oil, natural gas and power sectors, the operation of the Company's power stations, management of the Company's seaborne transportation of crude oil, natural gas liquids and other petroleum products and the Company's interest in the gas transportation system on the Norwegian Continental Shelf ("NCS") and the marketing and sales of refined petroleum products (e.g., gasoline, diesel and heating oil) to retail customers

Hydro Aluminium

        Hydro Aluminium is one of the top three integrated aluminium companies in the world. Hydro Aluminium comprises three sub-segments: Metals, Rolled Products and Extrusion and Automotive.

        The Metals sub-segment encompasses Hydro Aluminium's upstream activities, principally the production and sale of primary aluminium produced in Hydro Aluminium's smelters.

        Hydro Aluminium's Rolled Products sub-segment is centered in Europe, with rolling mills in Germany, Norway, Spain and Italy, as well as a foil rolling mill in Malaysia that provides a foothold in Asia.

        Hydro Aluminium's Extrusion and Automotive sub-segment consists of three sectors: Extrusion, Automotive and North America. Their main products are extruded aluminium profiles, used primarily in the building and construction markets and the transportation segment.

Hydro Agri

        Hydro Agri is a global leader in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. Hydro Agri also distributes and sells a wide range of phosphate- and potash-based mineral fertilizers, as well as complex and specialty mineral fertilizer products sourced from third parties. Hydro Agri comprises three sub-segments: Upstream, Downstream and Industrial. Hydro Agri's Upstream segment is based on Hydro Agri's worldwide ammonia and urea production, including the global trade and shipping of ammonia. The Upstream segment also includes nitrate and complex fertilizer production.

        The Downstream segment consists of Hydro Agri's sales and marketing units.

        The Industrial Segment markets numerous industrial products, mainly originating from Hydro Agri's Upstream and Downstream fertilizer operations.

        The Company's principal corporate offices are located at Bygdøy allé 2, N-0240 Oslo 2 Norway.

The Agri Transaction

        In the second half of 2001, the Company's Board of Directors initiated a corporate portfolio strategy project, which was concluded in June 2003. As a result, the Company announced on June 19, 2003 that it would start preparations to establish Hydro Agri as a separate company with the aim of listing the shares of such company on the Oslo Stock Exchange during the first half of 2004. The Company made this decision after concluding that, for numerous reasons, a separate Hydro Agri entity would have an advantageous strategic starting point for a value enhancing, industrial development as an independent and leading global player.

        Accordingly, the Company's Board of Directors decided November 28, 2003 to recommend to the Company's shareholders that Hydro Agri be established as a separate publicly traded company by means of a demerger transaction. In connection with the proposed demerger, a number of related transactions will be effected in order to structure the Company's ownership of the subsidiaries and other entities that comprise Hydro Agri's business and make possible a full separation of these subsidiaries and other entities from the Company. The demerger is subject to approval by an extraordinary general meeting of the Company scheduled for January 15, 2004. The demerger is expected to be consummated on or about March 24, 2004, and the listing of the new Agri company on the Oslo Stock Exchange is planned for March 25, 2004.

        Under Norwegian law, a demerger is a transfer of part of the assets, rights and liabilities of a company (the transferor company) to one or more newly-formed or pre-existing companies (the transferee company or companies) for consideration in the form of shares of the transferee company (or companies) issued to the holders of shares in the transferor company.

        To effect the demerger, the Company has formed a new company, AgriHold ASA ("AgriHold"), solely for the purpose of acting as the transferee company in the proposed demerger. AgriHold will have no subsidiaries or operational activity prior to the completion of the demerger transaction. AgriHold will remain a wholly owned subsidiary of the Company until consummation of the demerger.

        In the demerger, the assets, rights and liabilities primarily related to the Company's activities in connection with fertilizer products and related chemicals and industrial gases, which are currently part of Hydro Agri, will be transferred to AgriHold. The transferred assets consist primarily of shares and partnership interests held by the Company in companies and partnerships forming part of the Company, as well as a debt due to the Company.

        Based on estimates of the relative fair values of the Company and the assets, rights and liabilities to be transferred to AgriHold in the demerger, respectively, the Company's Board of Directors, in their capacity as members of the Company's Board of Directors and as members of AgriHold's Board of Directors, determined that an allocation of 91.5% of the Company's share capital to the Company and 8.5% of the Company's share capital to the assets, rights and liabilities transferred in the demerger would be proportional to the relative net values allocated to the two companies in the demerger. For the first nine months of 2003, Hydro Agri's operating income and EBITDA represented approximately 11 percent of the Company's total operating income.

        Through the demerger, AgriHold will acquire certain assets (in addition to the shares and partnership interests in the Agri Companies) and rights and assume certain liabilities. Specifically, AgriHold will assume a liability to pay to the Company an interest-bearing debt, the principal amount of which was approximately NOK 11.5 billion as of October 1, 2003. This debt, together with cash and interest-bearing debt of AgriHold and the other Agri Companies, correspond to a consolidated net interest bearing debt of approximately NOK 8.5 billion for AgriHold and its subsidiaries as of October 1, 2003. In addition, AgriHold and its subsidiaries had a consolidated net pension obligation that, as calculated in accordance with U.S. GAAP and Norwegian GAAP, amounted to approximately

NOK 1.7 billion as of 31 December, 2002 (without taking into account any corresponding tax deductions).

        AgriHold's repayment of the above-described debt to the Company is expected to be effected on completion of the demerger from the proceeds of debt financing to be arranged through financial institutions prior to the consummation of the demerger. It is a condition precedent to the consummation of the demerger that adequate documentation shall have been produced to evidence that AgriHold will satisfy its indebtedness to the Company on the Completion Date.

        Upon consummation of the proposed demerger, each holder of a the Company's stock will receive one share of AgriHold stock (par value NOK 1.70) for each of the Company's shares held by such shareholder. For holders of the Company's American Depositary Receipts ("ADRs"), AgriHold intends to set up a sponsored Level 1 ADR facility in respect of the AgriHold shares. Each holder of the Company's ADRs shall receive one AgriHold ADR for each of the Company's ADRS held by such holder. No AgriHold shares will be issued in respect of the Company's treasury shares.

        Under the proposed demerger, the Company will hold 20% of the shares in AgriHold, and the remaining 80% of such shares will be issued to the holders of shares and ADRs of the Company. As a result of the proposed demerger, the par value of each of the Company's shares will be reduced from NOK 20.00 to NOK 18.30.

        The Company intends, as part of the demerger process, to sell its 20% shareholding in AgriHold in an offering at the time of the demerger, subject to market conditions. The exact structure of such offering has not yet been determined, but the AgriHold shares to be offered will not be registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

        The Company announced its intention to spin off Hydro Agri in June, which on 20 June 2003 resulted in Moody's Investors Service, Inc. ("Moody's") amending the Company's rating outlook from negative to stable. On 28 November, 2003, following the Company's announcement regarding the proposed Agri Transaction, Moody's reaffirmed the Company's A2 long-term senior unsecured debt rating with stable outlook

        On 28 November, 2003, Standard & Poor's Rating Services stated that the ratings and outlook on the Company (A/Negative/A-1) remained unchanged following clarification of the Company's plans to divest from its agricultural business, Hydro Agri.

        The Company has called a shareholders' meeting for 15 January, 2004 at which shareholders will vote on the Agri Transaction (the "Shareholders' Meeting", which term includes any adjournment or postponement thereof), as recommended by the Company's Board of Directors.

PURPOSE OF THE SOLICITATION

        Pursuant to the demerger plan between the Company and AgriHold as described in "The Agri Transaction", certain assets and liabilities that are currently held by the Company will be transferred to AgriHold. Under the terms of Section 14-11 (3) of the Public Limited Companies Act ("PLCA") of Norway, in the event that, after the Agri Transaction is consummated, either the Company or AgriHold does not fulfil any of its respective obligations outstanding at the time of the consummation of the Agri Transaction, the other company is jointly and severally liable for such obligation. The rule comprises all liabilities, whether known or unknown, absolute or contingent, unilateral or part of reciprocal commercial arrangements.

        As a result, after the consummation of the Agri Transaction, AgriHold would be potentially liable for the liabilities of the Company which are in effect at the time of the completion of the Agri

Transaction. In this case, under Norwegian law such secondary joint and several liability is limited in the aggregate to the net value allocated to AgriHold.

        The practical effect of this contingent liability is that the Company would either seek to largely eliminate this contingent claim prior to demerger, or to structure the initial or future funding of AgriHold on a basis that would be senior to this contingent claim. To provide maximum transparency and simplicity to lenders and shareholders of AgriHold, the Company has opted to seek a waiver from the majority of the current long-term lenders to the Company to minimize this contingent liability.

        The waiver contemplated by the Proposed Amendments is a waiver by Holders not of a right that arises under the Trust Deed, but of a right to pursue AgriHold that arises under Norwegian law as a direct consequence of the Agri Transaction.

        Regardless of whether the Proposed Amendments becomes effective with respect to the Notes, the Notes will remain outstanding in accordance with all other terms of the Trust Deed. The change sought to be effected by the Proposed Amendments will not alter the Company's obligation to pay principal of or interest on the Notes, or alter the interest rate or maturity date thereof and will be effective only upon the terms contained herein.

THE PROPOSED AMENDMENTS

        In accordance with the terms and conditions of the Trust Deed, in order for the Extraordinary Resolution in respect of the Proposed Amendments to be passed at the Meeting, votes must be cast in favour of the Extraordinary Resolution amounting to a majority consisting of not less than least three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on such poll at a meeting of Holders at which the required quorum (see "Terms and Conditions of the Consent Offer") is represented in person or by proxy.

        Set forth below is a summary of the Proposed Amendments. This summary does not purport to be complete and is qualified in its entirety by reference to the Notice of the Meeting and the Extraordinary Resolution for the full and complete terms of the Extraordinary Resolution and the Proposed Amendments. The Notice of the Meeting and the Extraordinary Resolution is attached hereto as Exhibit A, and copies of the Trust Deed are available upon request from the Proxy Agent. Holders of Notes should carefully review Exhibit A before delivering Consents to the Proposed Amendment. Any capitalized terms which are used in the following summary of the Proposed Amendments but not otherwise defined have the meanings assigned thereto in the Trust Deed.

        Waiver of Certain Rights: The following new Clause 29 would be added immediately after Clause 28 of the Trust Deed:

        "29. WAIVER OF CERTAIN RIGHTS. Neither the Trustee nor any Holder of Securities shall be entitled to institute any suit or proceeding, or take any other action to enforce against Agri Hold, any rights to payment (or any other rights) arising under the terms of this Trust Deed or the terms of the Securities or under Section 14-11(3) of the Public Limited Liability Companies Act of Norway, that it may have, now or in the future, in connection with or related to any of the obligations (including any payment obligations) of the Company hereunder and the Trustee and each Holder of Securities hereby irrevocably waives any such rights against AgriHold, provided that such rights arise as a result or consequence of, or in connection with, the Agri Transaction. Any person that becomes a Holder after the date hereof agrees, by accepting such Notes, to be bound by the terms of this Clause 29. This Clause 29 shall apply mutatis mutandis to all Couponholders and shall be binding upon all such Couponholders." The Contracts (Rights of Third Parties) Act 1999 shall apply in favour of AgriHold.

        Certain Definitions: The following defined term would be added to Clause 1 (Definitions) of the Trust Deed:

        "AgriHold" means Agri Holding ASA, or any successor entity thereto.

        "Agri Transaction" means the Company's proposed plan of demerger, substantially as contemplated and described in the Company's Report on Form 6-K furnished to the United States Securities and Exchange Commission on 1 December, 2003, including the agreements contained therein, as the same may be amended in a manner that is not materially prejudicial to Holders.

TERMS AND CONDITIONS OF THE CONSENT OFFER

1.
General

        For the Proposed Amendments to be approved by way of an Extraordinary Resolution at the Meeting, votes must be cast in favour of the Extraordinary Resolution amounting to a majority consisting of not less than least three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on such poll at such Meeting at which a quorum of a clear majority in principal amount of the Notes for the time being outstanding (as defined in the Trust Deed), is represented in person or by proxy, provided that the quorum for any adjourned meeting for the consideration of the Extraordinary Resolution is one or more persons present holding Notes in definitive form or voting certificates or being proxies or representatives, whatever the principal amount of Notes so held or represented by them. As of the date hereof, there were the following aggregate principal amounts of Notes outstanding for the purposes of the Trust Deed:

  •
  £225,000,000 of the Sterling Notes

  •
  €400,000,000 of the Euro Notes

        Promptly following receipt of the Requisite Consents for the Notes, the Company and the Trustee will execute a Supplemental Trust Deed to give effect to the changes set forth in the Notice of the Meeting and the Extraordinary Resolution attached hereto as Exhibit A. However, the Proposed Amendments will not become effective unless and until the Shareholders' Meeting is held and the Resolutions are duly passed. Once the Proposed Amendments become effective, each present and future holder of the Notes and any Coupons (as defined in the Trust Deed) will be bound by the Proposed Amendments, whether or not such holder delivered a Consent or otherwise voted in favour of the Proposed Amendments.

        Attending the Meeting and voting in person or by proxy will not entitle any Holder who has not properly furnished a valid Consent to receive the Consent Fee. The provisions of this paragraph are without limitation to a Holder's right to attend and vote at the Meeting or appoint a proxy (other than the Proxy Agent) to do so.

2.     The Consent Offer

        The Company offers to pay, or procure to be paid, to Holders, on the terms and conditions set out in this document, a Consent Fee, being a one-time cash payment of £1.00 per £1000.00 of Sterling Notes and €1.00 per €1000.00 of Euro Notes held by such Holder (and to which such consent relates) on the date that is 5 Business Days after the date on which all the Acceptance Conditions are satisfied and/or waived by the Company (the "Settlement Date").

        "Business Day" means a day (not being a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London, Luxembourg and Brussels, and the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

        Holders may accept the Consent Offer during the consent period, which commences on 3 December, 2003 and expires at 5.00 pm Central European Time on the Expiration Date, being 17 December, 2003 or on such later date (not being later than the Longstop Date without the Company granting withdrawal rights for at least three Business Days) as may be agreed between the Company and the Consent Co-ordinator, subject always to the provisions of paragraphs 5 and 6 below (the "Consent Period"). Subject to the discretion of the Company, Holders will only be eligible to receive the Consent Fee if they properly furnish valid Consents in accordance with the terms of this Consent Offer prior to the Expiration Date. THE EXPIRATION DATE WILL BE 5.00 PM, CENTRAL EUROPEAN TIME, ON 17 DECEMBER, 2003, UNLESS EXTENDED BY THE COMPANY.

        In addition, the Consent Offer, having closed, may be reopened by the Company in its discretion (as further described in paragraph 5 below).

        A Holder may only accept the Consent Offer if it irrevocably appoints the Proxy Agent as its proxy to vote in favour of the Resolution (in the manner provided herein).

        Holders may only accept the Consent Offer in respect of Sterling Notes in nominal amounts of £1,000 and integral multiples thereof and in respect of Euro Notes in nominal amounts of €1,000 and integral multiples thereof.

3.     Acceptance Conditions

        The Consent Offer is conditional upon:

  (i)
  the Requisite Consents having been obtained by the Company at the Meeting (or any adjourned Meeting), and

  (ii)
  the Supplemental Trust Deed for the Notes having become effective (which is conditioned upon (a) the Supplemental Trust Deed having been executed and (b) the Shareholders' Meeting having been held and the Resolutions having been duly passed).

        The Company may in its discretion and by notice to the Holders waive satisfaction of any or all of the Acceptance Conditions. If the Acceptance Conditions have not been satisfied and/or waived on or before the Longstop Date, the Consent Offer will lapse on that date.

        Consents will expire if the Requisite Consents to the Proposed Amendments have not been obtained on or before the Longstop Date (which term includes any extension of the Longstop Date in accordance with the terms hereof). Interest will not accrue on or be payable with respect to any Consent Fees.

4.     How to Consent

        A Holder that wishes to accept the Consent Offer and thereby vote in favour of the Extraordinary Resolution must submit a valid Electronic Consent Instruction in respect of each series of Notes for which it is providing a Consent prior to the Expiration Date to the relevant clearing system through which such Notes are held, being one of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme Luxembourg ("Clearstream, Luxembourg", and each of Euroclear and Clearstream, Luxembourg, a "Clearing System") in accordance with the requirements of the relevant Clearing System stating:

  (i)
  the aggregate principal amount of such Notes held by the Holder;

  (ii)
  the name of the Holder and the securities account number at the relevant Clearing System in which the Notes are held;

  (iii)
  that the Holder instructs the Clearing System to arrange for the Notes to be blocked to the order of, or under the control of, Citibank Global Markets Limited, until immediately prior to 48 hours (within the meaning of the Trust Deed) prior to the Meeting (or any adjourned Meeting) and then to the order of, or under the control of the Principal Paying Agent until the earlier of (a) conclusion of the Meeting (or any adjourned Meeting) at which the Extraordinary Resolution is passed, (b) receipt by the Clearing System of notification of termination or withdrawal of the Consent Offer, (c) in the case of Notes in respect of which the acceptance of the Consent Offer has been validly revoked, the date on which such acceptance is validly revoked, or (d) the Longstop Date, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System;

  (iv)
  that the Holder agrees that any applicable Consent Fee will be paid to the same account number at the relevant Clearing System in which the Notes are held at the time of such submission and not subsequently revoked or changes;

  (v)
  that the Holder irrevocably instructs the Principal Paying Agent to appoint the Proxy Agent as proxy to vote in favour of the Extraordinary Resolution in respect of the relevant Notes at any Meeting (or any adjourned Meeting) at which Proxy Agent forms part of the quorum; and

  (vi)
  that the Holder of Notes consents to permitting the relevant Clearing System to provide details concerning such Holder's identity to the Proxy Agent and the Consent Co-ordinator.

        The acceptance by a Holder of the Consent Offer will, subject as provided below, be irrevocable, and upon satisfaction and/or waiver of the Acceptance Conditions, constitute a binding agreement between such Holder and the Company in accordance with the terms, and subject to the conditions, set forth herein and in the Electronic Consent Instruction.

        The acceptance by a Holder of the Consent Offer may be revoked by the Holder only if the Company grants withdrawal rights pursuant to these Terms and Conditions of the Consent Offer, in which case such revocation can be effected by the Holder submitting an Electronic Withdrawal Instruction to the relevant Clearing System prior to the deadline specified by the Company in any notice given in accordance with the Terms and Conditions of the Consent Offer notifying Holders that such withdrawal rights have been granted.

        By submitting a valid Electronic Consent Instruction to the relevant Clearing System, the Holder is deemed to represent, warrant and undertake to the Company, the Proxy Agent and the Consent Co-ordinator that the Notes are held by it at the relevant Clearing System, at the time of submission of an Electronic Consent Instruction, and will continue to be so held, until the earlier of (a) the conclusion of the Meeting (or any adjourned Meeting) at which the Extraordinary Resolution is passed, (b) termination or withdrawal of the Consent Offer, (c) in the case of Notes in respect of which the acceptance of the Consent Offer has been validly revoked, the date on which such acceptance is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System, or (d) the Longstop Date.

        If the relevant Holder is unable to give the representation and warranty described above, such Holder should contact the Consent Co-ordinator.

        To be eligible to receive the Consent Fee, a Holder must validly submit Electronic Consent Instructions to the relevant Clearing System no later than 5.00 pm Central European Time on the Expiration Date which (subject to the provisions of these Terms and Conditions of the Consent Offer) will be 17 December, 2003.

        The receipt of an Electronic Consent Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System. All questions as to validity, form and eligibility (including time of receipt) of any Electronic Consent Instruction will be determined solely by the Company. The Company's determination as to whether or when an Electronic Consent Instruction is received, whether it is duly completed and signed or whether acceptance is validly revoked shall be final and binding.

        Holders should ensure that the relevant Clearing System in which their Notes are held has received irrevocable instructions (with which they have complied) to block such Notes as set forth herein in the securities account to which they are credited. Such blocking should take effect from, and including, the day on which the Electronic Consent Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until such block is released by the Principal Paying Agent upon the instructions of the Proxy Agent. Holders should also ensure that the relevant Clearing System has received irrevocable instructions (with which they have complied) that the

Holder has instructed the Principal Paying Agent to appoint the Proxy Agent as proxy to vote in favour of the relevant Extraordinary Resolution in respect of all the Holder's Notes included in an Electronic Consent Instruction. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The Company and the Proxy Agent shall be entitled to accept submission of an Electronic Consent Instruction as deemed confirmation that such Notes have been so blocked. In the event that Notes are not blocked in accordance with the procedures of the relevant Clearing System, the Company shall be entitled, but not obliged, to reject the Electronic Consent Instruction.

        Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream, Luxembourg must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, Luxembourg, as the case may be, through which they hold Notes to submit a valid Electronic Consent Instruction to the relevant Clearing System prior to the Expiration date if they want to receive a Consent Fee. The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the relevant date if they wish to accept the Consent Offer and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System. Note that the Company will be under no obligation to pay any beneficial owner of a Note a Consent Fee; the beneficial owner's recourse will be to the Holder only.

        Direct participants in Euroclear or Clearstream, Luxembourg accepting the Consent Offer must give authority to Euroclear or Clearstream, Luxembourg to disclose their identity to the Proxy Agent.

        Do not send Notes or Electronic Consent Instructions to the Company, the Consent Co-ordinator, the Proxy Agent or the Trustee. The Company reserves the right to accept (and forward to relevant Clearing System) any Electronic Consent Instructions received by it, the Consent Co-ordinator or the Trustee.

5.     Extension and Subsequent Offers

        The Company may, in its sole discretion, agree to extend the Expiration Date up to and including (but not beyond) the Longstop Date (without offering specific withdrawal rights) by giving notice in accordance with these Terms and Conditions of the Consent Offer on or prior to noon (Central European Time) on the Business Day following the Expiration Date, as the case may be.

        The Company may at any time make or procure the making of a new offer to the Holders (or any of them) on such terms as it may determine. The Company shall forthwith notify the Proxy Agent of any such new offer and any such new offer will be notified to the Holders as promptly as practicable. Any Electronic Consent Instructions submitted to the Clearing Systems before any new offer is made will be valid and binding in respect of the new offer, provided that if the Company in its sole discretion considers the terms of the new offer to be materially less favourable to Holders, the Company shall offer specific withdrawal rights for at least three Business Days.

        After the deadline for giving notice of extension of the Expiration Date set out above until the date of the Meeting (or any adjourned Meeting), the Company may in its discretion reopen the Consent Offer with the modification of any terms (including, without limitation, the conditions of the Consent Offer). Any Electronic Consent Instructions submitted to the Clearing Systems before the Consent Offer is so modified will be valid and binding in respect of such modified Consent Offer, provided that if the Company in its sole discretion considers the terms of the new offer to be materially less favourable to Holders, the Company shall offer specific withdrawal rights for at least three Business Days.

        Withdrawal rights will be granted for a period of at least 3 Business Days with respect to any extension of the Expiration Date beyond the Longstop Date or any amendment of the Longstop Date which makes the Longstop Date later than 5:00 pm, Central European Time, on 15 January, 2004.

6.     Termination, Withdrawal and Amendment

        Subject as provided below, the Company may (i) at any time waive any provision of the Consent Offer that would otherwise operate in its favour or (ii) at any time prior to the Acceptance Conditions being satisfied or waived: (a) amend any term of the Consent Offer, provided that if the Company in its sole discretion considers the terms of the new offer to be less favourable to Holders, the Company shall offer specific withdrawal rights for at least three Business Days; or (b) terminate or withdraw the Consent Offer (whether before or after submission of an Electronic Consent Instruction by any Holder). Withdrawal rights will be granted for a period of at least 3 Business Days with respect to any amendment of the Longstop Date which makes the Longstop Date later than 5:00 pm, Central European Time, on 15 January, 2004.

        Any such waiver, amendment, termination or withdrawal may be effected before or after submission of an Electronic Consent Instruction by any Holder, shall be applied to any such Holder who has so submitted (subject as aforesaid) and will be followed as promptly as practicable by notice thereof by the Proxy Agent to Holders.

7.     Additional Terms of the Consent Offer

        All communications, payments, notices, cheques or certificates to be delivered to or by a Holder will be delivered by or sent to or by it at its own risk.

        All acceptances shall be deemed to be made on the terms set out herein.

        Save as otherwise provided herein, any notice given to a Holder in connection with the Consent Offer will be deemed to have been duly given if it is delivered to the Clearing Systems. The Company may, in its sole discretion, also give notice by any other means it considers appropriate.

        Each Holder submitting an Electronic Consent Instruction in accordance with the terms of the Consent Offer shall be deemed to have agreed to indemnify and hold harmless the Company, the Trustee, the Consent Co-ordinator and the Proxy Agent against all and any losses, costs, claims, liabilities, expenses, charges, actions or demands which any of them may incur or which may be made against any of them as a result of any breach of any of the terms of, or any of the representations, warranties and/or undertakings given pursuant to, the Consent Offer by any such Holder.

        Each of the Company, the Consent Co-ordinator and the Proxy Agent may in its discretion elect to treat as valid an Electronic Consent Instruction not complying in all respects with the terms of the Consent Offer or in respect of which the relevant Holder does not comply with all the subsequent requirements of these terms.

        The Consent Offer and each Electronic Consent Instruction shall be governed by and construed in accordance with English law. By submitting an Electronic Consent Instruction a Holder irrevocably and unconditionally agrees for the benefit of the Company, the Trustee, the Consent Co-ordinator and the Proxy Agent that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Consent Offer or any of the documents referred to above and that, accordingly, any suit, action or proceedings arising out of or in connection with the foregoing may be brought in such courts.

        None of the Company, the Trustee, the Consent Co-ordinator, the Proxy Agent or any of their respective officers, directors, employees, agents or affiliates makes any recommendation as to whether or not Holders should accept the Consent Offer or otherwise exercise any rights in respect of the Notes. Holders must make their own decision with regard to acceptance.

        The Company's interpretation of the terms and conditions of the Consent Offer (including the instructions in any Consent Offers) shall be final and binding. No alternative, conditional or contingent tenders will be accepted. The Company or the Proxy Agent may (a) reject any acceptance of the Consent Offer submitted by a Holder who is, or at any time becomes, in breach of any representation, warranty or undertaking of the Holder under the Consent Offer or (b) in its absolute discretion elect to treat as valid an acceptance of the Consent Offer not complying in all respects with the terms of the Consent Offer or in respect of which the relevant Holder does not comply with all the subsequent requirements of these terms.

        Unless waived by the Company, any irregularities in connection with acceptances of the Consent Offer must be cured within such time as the Company shall determine. None of the Company, the Consent Co-ordinator, the Trustee, the Proxy Agent or any other person will be under any duty to give notification of any defects or irregularities in such acceptances, nor will any of such entities incur any liability for failure to give such notification. Acceptances of the Consent Offer will be deemed not to have been made until such irregularities have been cured or waived.

        If any other written communication addressed to the Company, the Consent Co-ordinator, the Trustee or the Proxy Agent is signed on behalf of a Holder (by an attorney-in-fact, custodian, trustee, administrator, director or officer of a corporation or any other person acting in a fiduciary or representative capacity) that fact should be indicated on the relevant communication and a power of attorney or other form of authority, in a form satisfactory to the Company, must be delivered to the Proxy Agent by the end of the Consent Period. Failure to submit such evidence as aforesaid may result in rejection of the acceptance. Neither the Company nor the Proxy Agent shall have any responsibility to check the genuineness of any such power of attorney or other form of authority so delivered and may conclusively rely on, and shall be protected in acting in reliance upon, any such power of attorney or other form of authority.

        None of the Company, the Consent Co-ordinator, the Trustee or the Proxy Agent shall accept any responsibility for failure of delivery of the Consent Offer, any acceptance of the Consent Offer or any other notice or communication. The Company's determination in respect of any Consent Offer or any other notice or communication shall be final and binding.

        If the Consent Offer does not become unconditional or is otherwise terminated or withdrawn after any Holder has accepted the Consent Offer, the Company shall give Holders notice as provided herein.

8.     Documents available

        Copies of the following documents (as well as all documents that are incorporated by reference into this Consent Offer Statement) will be available to Holders (upon production of evidence satisfactory to the relevant Proxy Agent as to identity) from the office of the Proxy Agent set forth on the back cover of this document during normal business hours from the date of this document until the Settlement Date or (as the case may be) the date on which the Consent Offer lapses or is otherwise terminated or withdrawn):

(1)
the documents referred to herein as being deemed to be incorporated in, and to form part of, this document;

(2)
the Trust Deed constituting the Notes;

(3)
a draft (subject to modification) of the Resolution; and

(4)
a draft (subject to modification) of the Supplemental Trust Deed.

9.     Trustee

        In accordance with normal practice, the Trustee expresses no opinion as to the merits of the proposals as presented to Holders in this Consent Offer Statement. It has, however, authorized it to be stated that, on the basis of the information contained in this Consent Offer Statement and in the Notice convening the Meeting, it has no objection to the Extraordinary Resolution being submitted to Holders for their consideration at the Meeting.

TAXATION

        In view of the number of different jurisdictions where tax laws may apply to a Holder of Notes or to a beneficial owner of Notes, this Consent Offer Statement does not discuss the tax consequences to Holders of Notes or such beneficial owners of consenting to the Proposed Amendments to the Trust Deed pursuant to this Consent Offer Statement. Holders of Notes and such beneficial owners are urged to consult their own professional advisors regarding these possible tax consequences under the laws of the jurisdictions that apply to them of their consent to the Proposed Amendments and receipt of the Consent Fees, if any. Holders of Notes and such beneficial Owners are liable for their own taxes and have no recourse to the Company, the Trustee, the Consent Co-ordinator, the Proxy Agent or the Paying Agent with respect to taxes arising in connection with the Consent Offer.

PROXY AGENT AND CONSENT CO-ORDINATOR

        The Company has retained JPMorgan Chase Bank (formerly The Chase Manhattan Bank) to serve as its Proxy Agent and Citigroup Global Markets Limited to serve as its Consent Co-ordinator in connection with the Consent Offer. Neither the Proxy Agent nor the Consent Co-ordinator has been retained to render an opinion as to the fairness of the Consent Offer. The Company has agreed to reimburse the Consent Co-ordinator for its out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify the Consent Co-ordinator against certain liabilities and expenses. At any time, the Proxy Agent and the Consent Co-ordinator may trade the Notes for their own accounts or for the accounts of customers and, accordingly, may have a long or short position in the Notes. The Proxy Agent and its affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Company. The Consent Co-ordinator and its affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Company. The Proxy Agent and the Consent Co-ordinator each will receive a fee from the Company for serving in such capacities.

        THE COMPANY HAS NOT AUTHORIZED ANY PERSON (INCLUDING THE PROXY AGENT AND THE CONSENT CO-ORDINATOR) TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS CONSENT OFFER OF CONSENTS OTHER THAN AS SET FORTH HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE PROXY AGENT, THE CONSENT CO-ORDINATOR OR ANY OTHER PERSON.

        Requests for assistance in delivering Electronic Consent Instructions or for additional copies of this Consent Offer Statement may be directed to the Proxy Agent at its address and telephone number set forth on the back cover of this Consent Offer Statement.

  Miscellaneous

        The Consent Offer is not being made to, and Electronic Consent Instructions will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Consent Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may in its discretion take such action as it may deem necessary to lawfully make the Consent Offer in any such jurisdiction and to extend the Consent Offer to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Consent Offer to be made by a licensed broker or dealer, the Consent Offer will be deemed to be made on behalf of the Company by the Proxy Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

EXHIBIT A

Norsk Hydro ASA ("Norsk")

        Notice is hereby given that a meeting of the Holders of the following series of Norsk's notes:

  1.
  £225,000,000 principal amount of 6.50% Notes due 2021, and

  2.
  €400,000,000 principal amount of 6.25% Notes due 2010,

(the "Holders" and the "Notes," respectively), will be held at the offices of Latham & Watkins, located at 99 Bishopsgate, Eleventh Floor, London EC2M 3XF, on 30 December 2003, at 11:00 a.m., London time (the "Meeting"), for the purpose of considering the resolution set forth below, which will be proposed as an extraordinary resolution (the "Extraordinary Resolution") pursuant to the Trust Deed, dated 22 January, 1999 (as supplemented by a First Supplemental Trust Deed, dated 27 October, 1999 and a Second Supplemental Trust Deed, dated 21 January, 2000) (together, the "Trust Deed") and which will be further supplemented by a Supplemental Trust Deed as provided herein.

Extraordinary Resolution

        "This meeting of the holders of:

  1.
  £225,000,000 principal amount of 6.50% Notes due 2021, and

  2.
  €400,000,000 principal amount of 6.25% Notes due 2010,

        (the "Holders" and the "Notes," respectively), hereby:

(A)
Approves the following modifications of the provisions contained in or incorporated by reference into the Trust Deed (as defined below), the Notes and the terms and conditions applicable to the Notes (the "Conditions") which, subject as provided below, shall take effect upon the execution of an amendment to the Trust Deed, dated 22 January, 1999 (as supplemented by a First Supplemental Trust Deed, dated October 27, 1999 and a Second Supplemental Trust Deed, dated January 21, 2000) (together the "Trust Deed") between J.P. Morgan Trustee and Depositary Company Limited (formerly Chase Manhattan Trustees Limited) (the "Trustee") and Norsk Hydro ASA (the "Company"):

1.
The following new Clause 29 would be added immediately after Clause 28 of the Trust Deed dated 22 January, 1999:

    "29. WAIVER OF CERTAIN RIGHTS. Neither the Trustee nor any Holder of Securities shall be entitled to institute any suit or proceeding, or take any other action to enforce against AgriHold, any rights to payment (or any other rights) arising under the terms of this Trust Deed or the terms of the Securities or under Section 14-11(3) of the Public Limited Liability Companies Act of Norway, that it may have, now or in the future, in connection with or related to any of the obligations (including any payment obligations) of the Company hereunder and the Trustee and each Holder of the Securities hereby irrevocably waives any such rights against AgriHold; provided that such rights arise as a result or consequence of, or in connection with, the Agri Transaction. Any person that becomes a Holder after the date hereof agrees, by accepting such Notes, to be bound by the terms of this Clause 29. This Clause 29 shall apply mutatis mutandis to all Couponholders and shall be binding upon all such Couponholders". The Contracts (Rights of Third Parties) Act 1999 shall apply in favour of AgriHold.

  2.
  The following defined terms would be added to Clause 1 (Definitions) of the Trust Deed dated 22 January, 1999:

    "AgriHold" means Agri Holding ASA, or any successor entity thereto.

    "Agri Transaction" means the Company's proposed plan of demerger, substantially as contemplated and described in the Company's Report on Form 6-K furnished to the United States Securities and Exchange Commission on 1 December, 2003, including the agreements contained therein, as the same may be amended in a manner that is not materially prejudicial to Holders.

(B)
Authorizes and instructs the Trustee to concur in the modifications referred to in clause (A) above and in order to give effect to such modifications to execute and do all such deeds, instruments, acts and things as may be necessary to carry out and give effect to this Extraordinary Resolution, including execution of a supplemental trust deed, in the form of the draft produced to this Meeting and, for the purposes of identification, signed by the chairman of this Meeting with such modifications thereto (if any) as the Trustee may require, amending the Trust Deed; provided that the effectiveness of such Supplemental Trust Deed shall be conditional upon (i) the execution and delivery of the Supplemental Trust Deed by the Company and the Trustee, (ii) the shareholders' meeting during which the Company's shareholders vote on the Agri Transaction, as recommended by the Company's Board of Directors, (the "Shareholders' Meeting") having been held and (iii) the resolutions to be proposed at the Shareholders' Meeting to sanction the Agri Transaction having been duly passed.

(C)
Sanctions every abrogation, modification, compromise or arrangement in respect of the rights of the Holders or any of them against Norsk and AgriHold and any consequent modifications to the Trust Deed or other documents which the Trustee deems necessary or appropriate to effect the modifications referred to in this Extraordinary Resolution and discharges and exonerates the Trustee from any liability by reason of it acting or omitting to act in accordance with this Extraordinary Resolution."

        Capitalised terms used herein but not defined shall have the meanings assigned to such terms in the Trust Deed.

        In accordance with normal practice, the Trustee expresses no opinion as to the merits of the proposals as presented to Holders in this Notice. It has, however, authorized it to be stated that, on the basis of the information contained in the Consent Offer Statement dated 3 December, 2003 and in this Notice, it has no objection to the Extraordinary Resolution being submitted to Holders for their consideration at the Meeting.

        This notice is issued on this 3rd day of December, 2003 by Norsk pursuant to the provisions of the Trust Deed.

For Norsk Hydro ASA
Name
Title

Notes

        Holders may appoint proxies until 48 hours (within the meaning of the Trust Deed) before the time fixed for the Meeting but not thereafter.

1.
The Consent Offer statement, dated 3 December 2003 (and any supplements thereto) (the "Consent Offer Statement"), containing further information is available to Holders.

2.
To the extent permitted by applicable law, all Holders may participate in the Consent Offer pursuant to the Consent Offer Statement, as amended, and may thereby become entitled to receive a Consent Fee, details of which are contained in the Consent Offer Statement.

3.
In accordance with the terms and conditions of the Trust Deed, in order for the Extraordinary Resolution to be passed at the Meeting, votes must be cast in favour of the Extraordinary Resolution amounting to a majority consisting of not less than least three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on such poll at a meeting of Holders at which a quorum (as described below) is represented in person or by proxy.

4.
Holders who submit valid Electronic Consent Instructions to the relevant Clearing System pursuant to the Consent Offer Statement need take no further action in relation to voting at the Meeting in respect of the relevant Extraordinary Resolution. By submitting or delivering a duly completed Electronic Consent Instruction the relevant Holder instructs the Principal Paying Agent for such Notes to appoint the Proxy Agent as proxy to vote in favour of the relevant Extraordinary Resolution at any Meeting (or any adjourned Meeting) at which Proxy Agent forms part of the quorum.

5.
Paragraphs (5) to (10) below apply only to Holders who do not submit Electronic Consent Instructions to the Clearing System.

6.
A Holder wishing to attend and vote at the Meeting in person must produce at the Meeting a valid voting certificate issued by the relevant Paying Agent relative to the Note(s), in respect of which it wishes to vote.

7.
A Holder not wishing to attend and vote at the Meeting in person may either deliver its voting certificate(s) to the person whom it wishes to attend on its behalf or give an instruction in accordance with the procedures of Euroclear or Clearstream, Luxembourg, and in accordance with the requirements of the Trust Deed, instructing a Paying Agent to appoint a proxy to attend and vote at the Meeting in accordance with its instructions.

8.
An accountholder with Euroclear or Clearstream, Luxembourg (an "Accountholder") who wishes to obtain a voting certificate or procure a Paying Agent to appoint a proxy to attend and vote at the Meeting (or, if applicable, any adjourned Meeting) on his behalf should not less than 48 hours (within the meaning of the Trust Deed) before the time appointed for the holding of the Meeting (or, if applicable, any adjourned meeting) and within the relevant time limit specified by Euroclear or Clearstream, Luxembourg (as the case may be) request the relevant clearing system to block the Notes in his own account and to hold the same to the order of, or under the control of, the relevant Paying Agent.

9.
An Accountholder whose Notes have been so blocked will thus be able to obtain a voting certificate from, or procure that a voting instruction is given either by deposit of a voting instruction form with or otherwise in accordance with the Trust Deed and the procedures of Euroclear or Clearstream, Luxembourg to, the relevant Paying Agent.

10.
Any Note(s) so blocked for either of these purposes will be released to the Accountholder by the relevant clearing system on the earliest of (i) the conclusion of the relevant Meeting (or, if later, any adjourned Meeting) and (ii) upon the surrender to the relevant Paying Agent not less than 48 hours (within the meaning of the Trust Deed) before the time for which such meeting is convened of the receipt issued by the relevant Paying Agent in respect of each blocked Note or (as the case may require) the Note or Notes ceasing with the agreement of the relevant Paying Agent to be held to its order or under its control and the giving of notice by the relevant Paying Agent to the Company in accordance with paragraph 17 of the Fourth Schedule to the Trust Deed of the necessary amendment to the such block voting instruction.

11.
At the initial Meeting, the quorum required to pass an Extraordinary Resolution is one or more persons present holding definitive Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate a clear majority in principal amount of the Notes for the time being outstanding (as defined in the Trust Deed). If within 15 minutes (or such longer period not exceeding 30 minutes as the chairman may decide) after the time appointed for such Meeting, a quorum is not present, the Meeting shall stand adjourned for such period, being not less than 13 clear days nor more than 42 clear days, and to such time and place as may be appointed by the chairman of the relevant Meeting either at or subsequent to the Meeting and approved by the Trustee. At any adjourned Meeting, the quorum shall be one or more persons present holding definitive Notes, voting certificates or being proxies or representatives (whatever the principal amount of the Notes so held or represented by them) and the provisions of this sentence shall apply to all further adjourned Meetings except that if a quorum at such adjourned meeting is not present within the relevant period, the chairman may either (with the approval of the Trustee) dissolve such meeting or adjourn the same for such period, being not less than 13 clear days (but without a maximum number of clear days).

12.
Notice of any adjourned Meeting shall be given in the same manner as notice of the original Meeting, save that 10 days' notice (exclusive of the day on which the notice is given and the day on which the relevant Meeting is to be held), containing the information required for the notice of the original Meeting shall be given and such notice shall state the relevant quorum.

13.
Every question submitted to such Meeting will be decided in the first instance by a show of hands and, in case of equality of votes, the chairman of the relevant Meeting shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a Holder or as a holder of a voting certificate or as a proxy or as a representative.

14.
A poll may be demanded by the chairman of the relevant Meeting, Norsk, the Trustee or any person present holding a Note in definitive form or a voting certificate or being a proxy or representative (whatever the principal amount of the Notes so held or represented by him). On a show of hands every person who is present and produces a Note in definitive form or voting certificate or is a proxy or representative shall have one vote. On a poll every person who is so present shall have one vote in respect of each £1 or such other amount as the Trustee may in its absolute discretion stipulate in principal amount of Notes so produced or represented by the voting certificate so produced or in respect of which he is a proxy or representative or in respect of which (being in definitive form) he is the holder. For the purposes of voting, Euros shall be converted into Sterling under paragraph 22(B) of the Fourth Schedule to the Trust Deed at the spot rate of a bank nominated by the Trustee on the seventh dealing day prior to the day of the Meeting or any adjourned Meeting, as the case may be.

15.
This notice is governed by, and shall be construed in accordance with, English law.

16.
Holders of Notes which are held by Euroclear or Clearstream, Luxembourg should contact the following for further information:

Euroclear:	Dividends and Corporate Actions Tel: (Brussels) Telephone +322 224 4245 Facsimile: +322 224 1459
Clearstream, Luxembourg:	Corporate Action Department Tel: (Luxembourg) Telephone: +352 46 56 42734/2437 Facsimile: +352 46 56 48248

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NORSK HYDRO ASA

The Consent Co-ordinator for the Solicitation is:

Citigroup Global Markets Limited

Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB, United Kingdom
Attn: Liability Management Group

Telephone: +44 (0)20 7986 8969
Telephone (Toll Free) +1 (800) 558 3745
(Collect): +1 (212) 723 6106

The Proxy Agent for the Solicitation is:

JPMorgan Chase Bank (formerly The Chase Manhattan Bank)

9 Thomas More Street
London E1W 1YT United Kingdom
Attn: Liability Management Group

Telephone: +44 (0)20 7777 2000
Facsimile: +44 (0) 20 7777 5410

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSK HYDRO ASA (Registrant)
Date: December 9, 2003	/s/ IDA HELLIESEN
Ida Helliesen
Senior Vice President, Corporate Finance

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
CONSENT OFFER STATEMENT NORSK HYDRO ASA Consent Offer relating to Trust Deed Amendments in respect of
Citigroup Consent Co-ordinator
Consent Offer Statement dated 3 December, 2003
IMPORTANT
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
SUMMARY
The Company
Hydro Oil and Energy
Hydro Aluminium
Hydro Agri
The Agri Transaction
PURPOSE OF THE SOLICITATION
THE PROPOSED AMENDMENTS
TERMS AND CONDITIONS OF THE CONSENT OFFER
TAXATION
PROXY AGENT AND CONSENT CO-ORDINATOR
Norsk Hydro ASA ("Norsk")
NORSK HYDRO ASA
Citigroup Global Markets Limited
JPMorgan Chase Bank (formerly The Chase Manhattan Bank)
SIGNATURES